Exhibit 3.18

AMENDMENT OF BY-LAWS

of

HELICOPTER ADVENTURES, INC.

The undersigned being the shareholder of Helicopter Adventures, Inc., a California corporation, hereby amend the By-Laws of said corporation as follows:

1. ARTICLE VI - INDEMNIFICATION is deleted entirely and the following substituted therefore:

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS

EMPLOYEES, AND OTHER AGENTS

Section 1. DEFINITIONS. For the purposes of this Article, “agent” includes any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation; “proceeding” includes any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative or investigative; and “expenses” includes attorneys’ fees and any expenses of establishing a right to indemnification under Section 4 or Section 5(c).

Section 2. INDEMNIFICATION BY CORPORATION. The corporation shall indemnify any director, officer, employee or other agent of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a proceeding (including a derivative action on behalf of the corporation) to which that person was or is threatened to be made a party by reason of the fact that he was or is an agent of the corporation, to the maxim um extent permissible under the California Corporations Code.

Section 3. ADVANCING EXPENSES. The corporation shall advance to each director or officer the expenses incurred in defending any proceeding referred to in Section 1 above prior to the final disposition of such proceeding as provided in the California Corporations Code.

Section 4. NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person in Sections 1 and 2 above shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Articles of Incorporation, By-Law, Agreement, vote of shareholders or disinterested directors or otherwise.

Section 5. INDEMNIFICATION CONTRACTS. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the corporation, or any person serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than those provided for in this Article.

Section 6. INSURANCE. The corporation shall maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the California Corporations Code.

Section 7. EFFECT OF AMENDMENT. Any amendment, repeal or modification of any provision of this Article by the shareholders and the directors of the corporation shall not adversely affect any right or protection of a director or officer of the corporation existing at the time of such amendment, repeal or modification.

Section 8. INSURANCE. The corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent’s status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of this Article.

Section 9. NON-APPLICABILITY TO FIDUCIARIES OF EMPLOYEE BENEFIT PLANS. This Article does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in such person’s capacity as such, even though such person may also be an agent of the corporation as defined in Section 1. Nothing contained in this Article shall limit any right to indemnification to which such a trustee, investment manager, or other fiduciary may be entitled by contract or otherwise which shall be enforceable to the extent permitted by applicable law other than Section 317 of the California General Corporation Law.

Dated: March 2, 1988

/s/ Nancy Schofield Corr
Nancy Schofield Corr

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